

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Via U.S. Mail and Facsimile

Mail Stop 4631

July 8, 2009

Mr. Bill Noonan
President
Jamaica Jim, Inc.
8001 Irvine Center Drive, Suite 400
Irvine, California 07601

> **Re: Jamaica Jim, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 12, 2009**
> **File No. 333-148042**

Dear Mr. Noonan:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consents and describe the shareholders' respective relationships to the company in materially complete detail. In addition, please describe the events that led to the obtainment of the written consents and provide an analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

2. We note that the subject action relates to an amendment to your certificate to change your name as a result of the merger involving MCC Acquisition Sub Incorporated and myContactCard, Inc. Although Item 14 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is required by the Item. Please revise your document to provide all of the disclosure required by Item 14. Please see Item 1 of Schedule 14C and Note A to Schedule 14A.

Brief Questions and Answers, page 2

3. We note your reference to the Delaware General Corporation Law in answer 3 on page 2. Please explain why Delaware law applies in these circumstances since the parties to the acquisition agreement appear to be Nevada companies.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please contact Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3397 with any questions.

             Sincerely,

             Jay Ingram
             Legal Branch Chief

cc: Scott Olson, Esq.
   Stoel Rives LLP
   900 SW Fifth Ave., Suite 2600
   Portland, OR 97204